[Hogan & Hartson LLP Letterhead]

April 12, 2007	Christopher J. Walsh Partner 303.454.2480 cjwalsh@hhlaw.com

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:		Michael Fay
Doug Jones
Lyn Shenk

	Re:	Regal Entertainment Group
Form 10-K: For the Year Ended December 28, 2006
File No. 001-31315

Comment letter dated April 2, 2007

Dear Mr. Fay:

On behalf of Regal Entertainment Group, a Delaware corporation (“Regal” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Michael L. Campbell, Chief Executive Officer of Regal, dated April 2, 2007, regarding the Company’s Form 10-K for the fiscal year ended December 28, 2006 (File No. 001-31315), as filed with the Commission on February 26, 2007 (the “10-K”).  Regal’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, Regal and its advisors, as applicable.

Form 10-K: For the Year Ended December 28, 2006

Item 1. Business, page 4
Marketing and Advertising, page 13

1.                                      Comment:  Please tell us and disclose in the notes to the financial statements your accounting policy in regard to the frequent moviegoer loyalty program.

Response:

The Company’s accounting policy for the loyalty program is based on the guidance provided for Issue 1 in EITF Issue No. 00-22. Members of the Regal Crown Club earn credits for each dollar spent at one of our theatres and earn concession or ticket awards based on the number of credits accumulated.  Because we believe that the value of the awards granted to our Regal Crown Club members is insignificant in relation to the value of the transactions necessary to earn the award, the Company records the estimated incremental cost of providing awards under our Regal Crown Club loyalty program at the time the awards are earned. Historically, and for the fiscal year ended December 28, 2006 (“Fiscal 2006”), the costs of these awards ($0.4 million in Fiscal 2006) have not been significant and, as a result, we have not disclosed this accounting policy in the notes to the financial statements. Based on this Staff comment, however, we will include disclosure of this policy in the notes to the financial statements of future Company filings with the Commission.

Management Information Systems, page 14

2.                                      Comment:  Please tell us and disclose in the notes to the financial statements your accounting policy in regard to costs capitalized for management information systems.  Disclose the most significant systems for which costs are capitalized and associated amounts for more transparency.

Response:

The Company capitalizes the cost of computer equipment, system hardware and purchased software ready for service and records depreciation for these items using the straight-line method over the expected useful lives of the assets, none of which exceeds five years. During Fiscal 2006, the Company capitalized approximately $13.0 million of  such costs, which were associated primarily with (i) new point-of-sale devices at the Company’s box offices and concession stands, (ii) new ticketing kiosks, and (iii) computer hardware and software purchased for the Company’s theater locations and corporate office.

The Company also capitalizes certain direct external costs associated with software we develop for internal use after the preliminary software project stage is completed and Company management has authorized further funding for a  software project and it is deemed probable of completion.  We capitalize these external software development costs only until the point at which the project is substantially complete and the software is ready for its intended purpose.  We amortize our capitalized software development costs using the straight-line method over the expected useful life of the software.  Historically, and in Fiscal 2006, these external software development costs have not been significant (less than $0.5 million in Fiscal 2006).  As a result, we have not disclosed this accounting policy in the notes to the financial statements.  Pursuant to this Staff comment, however, we will include disclosure of this policy in the notes to the financial statements of future Company filings with the Commission.

Market for the Registrant’s Common Equity, page 23

3.                                      Comment:  Please revise here and in the Liquidity and Capital Resources section of MD&A to disclose that you have paid dividends in excess of net income and free cash flow in each of the last three fiscal years. Also, indicate whether you currently expect that comparable cash dividends will continue to be paid in the future and, if so, how such dividends in excess of free cash flow are expected to be funded. Refer to Item 201(c)(2) of Regulation S-K for guidance.

Response:

While we acknowledge and agree conceptually with this Staff comment, the face of our financial statements illustrate that we have paid dividends in excess of net income in each of the last three fiscal years and in excess of free cash flow (as we define such term) in Fiscal 2004.  Even though the requested disclosure is “encouraged” in Item 201(c)(2) of Regulation S-K rather than required, we will provide such disclosure (including our expectation regarding future dividends and the related funding sources) in future Company filings with the Commission.

Item 7. Management’s Discussion and Analysis, page 25
EBITDA, page 36

4.                                      Comment:  We note your use of EBITDA as a performance measure because you believe it to be an industry comparative measure prior to the payment of interest and taxes. In this regard, it appears that the GAAP measure operating income sufficiently serves this purpose. Therefore, please tell us and expand your disclosure to fully and clearly demonstrate the substantive reasons specific to you why this measure is useful to investors for this purpose and the meaningfulness of each adjusting item. For example, explain why you believe it is useful for investors to disregard the costs of depreciation and amortization on some facilities and equipment (even though certain property is still being paid for currently under capital leases), while it is not useful to disregard other facilities and equipment costs that result from operating leases (even though certain of these rental costs are non-cash as a result of straight-lining of rental expense). Your disclosure should address the five points indicated in Question 8 in the staffs “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13. 2003. Also refer to Question 9 of the FAQ for further guidance.

Response:

We disclosed in the 10-K that we use EBITDA as a performance measure because we believe it to be an industry comparative measure and because it is the primary measure used by management to assess our performance and liquidity.  Pursuant to this Staff comment, we have reviewed Questions 8 and 9 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” dated June 13, 2003 (the “June 2003 FAQs”) and provide the following additional information regarding why we believe this measure is useful substantively to both our investors and management.

We believe that EBITDA is a substantively useful industry comparative performance measure to both investors and our management because two of our largest competitors, AMC Entertainment Inc. (“AMC”) and Cinemark Inc. (“Cinemark”) both report their performance in adjusted EBITDA.  Analyzing and disclosing our performance, based in part on EBITDA, allows both our management and investors to compare Regal’s overall business performance and historical operating performance against AMC and Cinemark, both of whom have different capital structures and debt levels than Regal.  In addition to the substantive usefulness of EBITDA as an industry comparative measure, our management uses EBITDA as an integral part of its evaluation and planning process, and as one of the primary measures to, among other things:

(i)                                     Monitor and evaluate the performance of Regal’s business operations;

(ii)                                  Facilitate management’s internal comparisons of the Company’s historical operating performance of its business operations;

(iii)                               Facilitate management’s external comparisons of the results of its overall business to the historical operating performance of AMC and Cinemark, as described above;

(iv)                            Review and assess the performance of the Company’s management team in connection with its Annual Executive Incentive Program;

(v)                               Analyze and evaluate financial and strategic planning decisions regarding future operating investments and acquisitions, which may be more easily evaluated in terms of EBITDA;

(vi)                              Analyze Regal’s performance and compliance with certain financial covenants in its Fifth Amended and Restated Credit Agreement, dated as of October 27, 2006, which are based on adjustments to EBITDA; and

(vii)                           Plan and prepare future annual operating budgets and determine appropriate levels of operating investments.

For the same economic substantive reasons that our management uses EBITDA as a primary performance measure in its evaluation and planning process, providing disclosure of our results pursuant to EBITDA is substantively useful to our investors, when presented with our comparable GAAP financial measurements.  In addition, because Regal has historically included EBITDA in its filings with the Commission, continuing to include EBITDA in the Company’s future filings with the Commission provides consistency in Regal’s financial reporting and continuity to investors for comparability purposes.

As the Staff notes, in evaluating and disclosing the EBITDA of our operations, certain of our costs related to our facilities and equipment such as depreciation and amortization are disregarded, while certain other of our facility and equipment rental costs continue to be recognized.  Depreciation and amortization expense is a non-cash expense while the rental costs of our facilities represents primarily a cash expense (excluding the non-cash straight line rent expense) and the non-cash versus cash nature of such expenses is a consideration in our assertion that EBITDA is also a liquidity measure. Because EBITDA is a substantively useful performance measure for both our management and investors as described above, we believe that each adjustment from net income to EBITDA is useful, despite the limitations associated with the use of EBITDA.

Pursuant to this Staff comment, the June 2003 FAQs and our response above, we respectfully propose to enhance our disclosure regarding the Company’s use of EBITDA and to include disclosure of the material limitations of certain adjustments made pursuant to EBITDA that the Staff has identified regarding certain of our facility and equipment costs, in future Company filings with the Commission.

5.                                      Comment:  With regard to your presentation of EBITDA as a liquidity measure, please explain why you believe it is useful to investors to disregard changes in working capital, payments for interest and taxes, and payments for necessary capital expenditures, all of which affect liquidity but are eliminated by this measure. If still deemed useful, limit disclosure in this context to the Liquidity and Capital Resources section with reconciliation solely to operating cash flows to avoid confusion as to its use. Please note that Item 10(e) of Regulation S-K does not permit the disclosure of a non-GAAP financial measure if the burden of demonstrating its usefulness is not met. Alternatively, discontinue disclosing EBITDA in your Forms 10-K and 10-Q.

Response:

The Company uses EBITDA as a supplemental liquidity measure because we find the it useful to understand and evaluate our capacity, excluding the impact of interest, taxes, and non-cash depreciation and amortization charges, for servicing our debt and otherwise meeting our cash needs, prior to our consideration of the impacts of other potential sources and uses of cash, such as working capital items. We believe that EBITDA is useful to investors for these purposes as well.  We acknowledge that EBITDA should not be considered an alternative to, or more meaningful than, cash flows from operating activities, as determined in accordance with GAAP, since it omits the impact of interest, taxes and changes in working capital that use/provide cash (such as receivables, payables and inventories) as well as the sources/uses of cash associated with changes in other balance sheet items (such as long-term loss accruals and deferred items).  Since EBITDA excludes depreciation and amortization, EBITDA does not reflect any cash requirements for the replacement of the assets being depreciated and amortized, which assets will often have to be replaced in the future. Further, EBITDA, since it also does not reflect the impact of debt service, cash dividends or capital expenditures, does not represent how much discretionary cash we have available for other purposes.  Nonetheless, EBITDA is key measure expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that these measures are critical to the capital markets’ analysis of our ability to service debt, fund capital expenditures, pay dividends and otherwise meet cash needs, respectively. We also evaluate EBITDA because it is clear that movements in these non-GAAP measures impact our ability to attract financing.  Because we use EBITDA both as a performance measure (as described above) and a liquidity measure, we do not believe it would be appropriate to discontinue its use.  Based on the Staff’s comment, we intend to limit disclosure in this context to the Liquidity and Capital Resources section with reconciliation solely to operating cash flows.

Liquidity and Capital Resources, page 39

6.                                      Comment:  You state that your balance sheet is likely to reflect a working capital deficit because your current liabilities generally include items that will become due within twelve months. The fact that your current liabilities include current liabilities is not, in and of itself, the cause of a working capital deficiency. Rather, it appears the working capital deficit is the result of your use of cash from operations and borrowings to fund dividends in excess of free cash flow and to service interest on your borrowings. Please revise as appropriate.

Response:

We have considered the Staff’s comments and agree with this comment and will provide such disclosure in future Company filings with the Commission.

Critical Accounting Estimates, page 46

7.                                      Comment:  Please expand your disclosure to identify the most significant judgments and estimates applied in purchase accounting and those that are most sensitive to change.

Response:

We have applied the principles of purchase accounting when recording theatre acquisitions. Under purchase accounting principles, we are required to estimate the fair value of all assets and liabilities, including: (i) the acquired tangible and intangible assets, including property and equipment, (ii) the liabilities assumed at the date of acquisition, and (iii) the related deferred tax assets and liabilities.  Because the estimates we make in purchase accounting can materially impact our future results of operations, for significant acquisitions, we have obtained assistance from third party valuation specialists in order to make these valuation estimates, which are made based on information available to us at the acquisition date.  Historically, the estimates made have not experienced significant changes and, as a result, we have not disclosed such changes. We will include disclosure of these changes in estimates in future Company filings with the Commission when applicable.

8.                                      Comment:  Additionally, in regard to film cost expense and payable, please disclose the elements for which amounts estimated may differ from amounts incurred and reasons for such differences.

Response:

Our estimates of film cost expense and related film cost payable are based on the expected box office revenue of each film over the length of its run in our theatres.  The ultimate revenues of a film can be estimated reasonably accurately within a few weeks after the film is released based on the film’s initial box office performance, which is determined by a film’s initial box office receipts.  As a result, there are typically insignificant variances between our estimates of film cost expense and the final film cost payable, because we make such estimates based on each film’s box office receipts through the end of the reporting period.  Pursuant to this Staff comment, however, we will include disclosure to this effect in future Company filings with the Commission.

Item 8. Financial Statements and Supplementary Data, page 50
Consolidated Statements of Income, page 54

9.                                      Comment:  Please present your equity in earnings of joint venture, exclusive of amounts associated with former employee compensation, outside of “income from operations,” or explain to us why your presentation is appropriate. Refer to Rule 5-03.13 of Regulation S-X for guidance. Additionally, it appears amounts associated with former employee compensation should be included in operating expenses. If you disagree on this last point, please explain to us the basis for your presentation.

Response:

In previous filings, we have presented equity in earnings of joint venture as a component of “income from operations” because we believe that the circumstances of our joint venture relationship with National CineMedia related to theater operations justified a presentation that was different and more meaningful than that described in Rule 5-03.13 of Regulation S-X. The structure of our relationship with National CineMedia has historically resulted in a return on our investment that was not significant.

Please note that, effective with the closing of National CineMedia’s initial public offering on February 13, 2007, the nature of our investment in and relationship with National CineMedia has changed.  As a result, we believe that the return on our investment in the future will not be insignificant and we therefore expect to present our equity in earnings of National CineMedia post-IPO as a component of “other income and expense.”  We believe that it is appropriate to report this amount above “income before income taxes” because our share of National CineMedia’s income is taxable to us.

Amounts associated with former employee compensation have been and will continue to be included in operating expenses.

Notes to Consolidated Financial Statements, page 58

10.                               Comment:  Please disclose the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X.

Response:

In Fiscal 2006, the cumulative amount of our undistributed earnings of 50 percent or less owned persons, accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X, was a de minimis net loss. To the extent the amount of consolidated retained earnings that represents undistributed earnings of 50 percent or less owned persons, accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X, becomes significant in the future, we will disclose such amounts in future Company filings with the Commission.

Note 2. Summary of Significant Accounting Policies, page 59
Leases, page 60

11.                               Comment:  Please tell us and disclose the reasons why you believe the exercise of lease renewal options are not reasonably assured at inception of leases such that the lease term is only for the initial base term.

Response:

We believe that the exercise of lease renewal options are not reasonably assured at the inception date of our leases because our leases: (i) provide for either (a) renewal rents based on market rates or (b) renewal rents that equal or exceed the initial rents, and (ii) do not impose economic penalties upon our determination whether or not to exercise the renewal option.  As a result, there are not sufficient economic incentives at the inception of our leases, in our view, to consider that our lease renewal options are reasonably assured of being exercised.  We will include disclosure to this effect in future Company filings with the Commission.

12.                               Comment:  Please explain to us your consideration of FAS 143 in regard to recording a retirement obligation for improvements made to leased properties upon lease termination.

Response:

We considered the provisions of FAS 143 and concluded that there are no conditions imposed upon us by our lease agreements or by parties other than the lessor that legally obligate the Company to incur costs to retire assets as a result of a decision to vacate our leased properties. None of our lease agreements require us to return the leased property to the lessor in its original condition (allowing for normal wear and tear) or to remove leasehold improvements at our cost.

13.                               Comment:  Please tell us and expand your disclosure to disclose the accounting for rent costs incurred during construction periods for operating leases pursuant to FSP 13-1. Additionally, for rentals incurred during construction periods for both operating and capital leases, tell us and clearly disclose when commencement of the associated lease term occurs.

Response:

In accordance with FSP 13-1 (FASB Staff Position 13-1, Accounting for Rental Costs Incurred during a Construction Period), we expense rental costs incurred during construction periods for operating leases as such costs are incurred.  Historically, and for Fiscal 2006, these rental costs have not been significant.  As a result, we have not disclosed these costs or our accounting policy with respect to such costs in our prior filings with the Commission.

For rental costs incurred during construction periods for both operating and capital leases, the “lease commencement date” is the date at which we gain access to the leased asset.

Pursuant to this Staff comment, however, we will include disclosure of this policy in future Company filings with the Commission.

Note 4. Formation of National CineMedia, LLC, page 66

14.                               Comment:  Please explain to us why the accounting for your severance plan initiated upon the formation of National CineMedia is proper. It appears the severance plan was a special termination benefit in which the liability and related charge should have been fully recorded in accordance with FAS 88 or FAS 146, as appropriate with subsequent adjustment to the liability based on the future employment status of the affected employees of National CineMedia.

Response:

We accounted for the severance plan initiated upon the formation of National CineMedia pursuant to the guidance contained in EITF 00-23: Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, and FASB Interpretation No. 44.  Specifically, we believe that the criteria set forth in Issue 18, “How compensation cost should be measured and recognized when a change in the status of a grantee (who continues to provide services) is accompanied by a modification to a stock option or award if the terms of the existing award provided for the award to be retained by the grantee upon the change in status,” is analogous to the modifications we made to the unvested stock options and restricted stock awards of former employees of Regal CineMedia under the Severance Plan.

In Issue 18, the Task Force reached a consensus that compensation cost should be remeasured at the modification date for the grantee’s service period prior to the change in status using the appropriate method of accounting based on the grantee’s status during that period.  Pursuant to this guidance, that portion of any incremental compensation cost resulting from the remeasurement that is attributable to the expired vesting (service) period at the date of the change in status should be recognized based on the provisions of the method of accounting that applies based on the grantee’s previous status.  However, the Task Force noted that this consensus only applies to situations in which there has been a substantive change in grantee status either from a nonemployee service provider to an employee or vice versa.  The Task Force reached a consensus that the terms of the modified award should then be used to measure compensation cost under the appropriate method of accounting for the grantee’s new status as if the modified award was newly granted at the date of the change in status.  However, only that portion of the newly measured compensation cost attributable to the remaining vesting (service) period should be recognized as compensation cost prospectively from the date of the status change.

As the Severance Plan provides for payments over future periods that are contingent upon continued employment (i.e., a continuing service obligation) with National CineMedia, the cost of the Severance Plan has been recorded as an expense over the remaining required service periods, which we believe is consistent with Issue 18.  We also believe the accounting for the Severance Plan is consistent with the concepts of paragraphs 11 and B26-B29 of FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” because the termination benefit required the former employees to render service beyond the minimum retention period in order to be entitled to the award.  Accordingly, the liability has been recognized ratably over the required service period.

Note 5. Debt Obligations, page 69

15.                               Comment:  Please explain to us your consideration of paragraphs 11 and 12 of FAS 150 in regard to the convertible note hedge issued in connection with the issuance of the convertible senior notes. This appears to be a forward purchase contract that may be an obligation to issue a variable number of shares because it is based on the ultimate number of shares issued to a note holder upon conversion.

Response:

As discussed in Note 5 to the Company’s 2006 consolidated financial statements, in connection with the issuance of its $240.0 million aggregate principal amount of 3 3/4% Convertible Senior Notes due May 15, 2008 (the “Convertible Senior Notes”), the Company entered into a convertible note hedge arrangement (the “Convertible Note Hedge”) with Credit Suisse First Boston (“CSFB”).  The Convertible Note Hedge is a forward purchase option contract allowing the Company the option to purchase (from CSFB) at a fixed price equal to the implicit conversion price of shares issued under the Convertible Senior Notes, a number of shares equal to the shares that we issue to a note holder upon conversion.  As also disclosed, the Convertible Note Hedge was accounted for pursuant the guidance contained in EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” (“EITF 00-19”).

At the time the Convertible Note Hedge was entered into, the Company considered the provisions of FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”) and concluded that the Convertible Note Hedge did not constitute an obligation under (1) paragraph 11, since at inception the Company was not obligated to repurchase its shares by transferring assets; or (2) paragraph 12, since the Company did not have an obligation to issue a variable number of shares based on either a fixed monetary amount (paragraph 12(a)) or variations other than based on the fair value of the Company’s shares (12(b) or 12(c)).  Accordingly, the Company concluded that the Convertible Note Hedge was not a liability within the scope of FAS 150.

16.                               Comment:  We note the parent company is a holding company with no operations of its own and is dependent on the earnings of subsidiaries to service its debt and pay dividends. We further note the amended credit facility of Regal Cinemas contains limitations that restrict its ability to fund the activities of the parent. In view of these, please tell us your consideration of including the disclosures pursuant to Rule 4-08(e)(3) of Regulation S-X and condensed financial information of the parent pursuant to Schedule I in Rule 5-04 of Regulation S-X.

Response:

We note that the disclosures described in Rule 4-08(e)(3) and Rule 5-04 are required only if the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of the end of Fiscal 2006, the restricted net assets of our consolidated and unconsolidated subsidiaries and our equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, were well below 25 percent of consolidated net assets.  As a result, we have not included the disclosures pursuant to Rule 4-08(e)(3) and Schedule I, Rule 5-04 of Regulation S-X.

Note 8. Litigation and Contingencies, page 78

17.                               Comment:  We note from the exhibits listing that you have employment agreements with four of your executives.  To the extent material, please disclose the significant terms of these agreements, related contingencies and amounts, and periods over which related payments are to be made at the latest balance sheet date presented.

Response:

The Company has employment contracts with three of its current executive officers, Messrs. Campbell and Dunn, and Ms. Miles.  In addition, the Company was party to an employment contract with Mr. Hall, Regal’s former co-Chairman and co-Chief Executive Officer.  Under each of these four agreements, the Company shall indemnify each such executive against all liabilities with respect to such executives’ service as an officer, and as a director, to the extent applicable.  In addition, under the employment contracts with its three current executives, each executive is entitled to severance payments in connection with the termination by the Company of the executive without cause, the termination by the executive for good reason, or the termination of the executive, under circumstances, in connection with a change in control of Regal.

Specifically, if we terminate any of our current executives without cause, he or she is entitled to severance payments equal to two times his or her base annual salary and health and life insurance benefits for 24 months from the date of the termination of his or her employment. Under those circumstances, he or she is also entitled to receive, pro-rated to the date of termination, any bonus he or she would have received for that year.  If any of these executives terminates his or her employment for good reason, he or she is entitled to receive, in addition to the amounts payable if we were to have terminated his employment without cause, one times such employee’s target cash bonus.

Pursuant to our employment agreements with Messrs. Campbell and Dunn and Ms. Miles, if we terminate any of these executives’ employment, or if any of these executives resign for good reason, within three months prior to, or one year after, a change of control of the Company, which we refer to as a change in control, he or she is entitled to receive severance payments equal to: (i) the actual bonus, pro-rated to the date of termination, that he or she would have received in respect of the fiscal year in which the termination occurs; and (ii) in the case of Mr. Campbell, two and one-half times his annual base salary plus two times his target bonus, and health and life insurance benefits for 30 months and in the case of Mr. Dunn or Ms. Miles, two times the executive’s annual salary plus one and one-half times the executive’s target bonus, and health and life insurance benefits for 30 months.

We do not believe the terms of these agreements, related contingencies and amounts are material and, accordingly, we have not included such disclosure in the 10-K.  To the extent material, we will include in the footnotes to our consolidated financial statements disclosure of the significant terms of these agreements, related contingencies and amounts, and periods over which related payments are to be made at the latest balance sheet date presented.  We do note that such information has been disclosed in the Company’s previously filed proxy statements, which have been incorporated by reference into the Company’s past 10-K filings.

Schedule II — Valuation and Qualifying Accounts

18.                               Comment:  Please include this schedule pursuant to Rule 5-04 of Regulation S-X in regard to allowances for doubtful accounts associated with receivables and valuation allowance associated with deferred income tax assets, or explain to us why this is not necessary.

Response:

We have not included Schedule II pursuant to Rule 5-04 of Regulation S-X in regard to (i) allowances for doubtful accounts in prior filings because historically, and in Fiscal 2006, this amount has not been significant ($0.1million in Fiscal 2006), and (ii) valuation allowances associated with deferred income tax assets because we believe the disclosures in Note 7 to the Company’s consolidated financial statements adequately describe the changes in those valuation allowances.

In closing, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Specific questions or comments regarding accounting related issues may be addressed to Amy Miles, Chief Financial Officer, at (865) 925-9422 or Amy.Miles@regalcinemas.com or to David Ownby, Chief Accounting Officer, at (865) 925-9517 or David.Ownby@regalcinemas.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2480 or cjwalsh@hhlaw.com or to Richard J. Mattera at (303) 454-2471 or rjmattera@hhlaw.com.

Sincerely,

/s/ Christopher J. Walsh
Christopher J. Walsh

CJW

cc:    Regal Entertainment Group